

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

Via E-mail

Ms. Alice Ye
Chief Financial Officer
Trunkbow International Holdings Limited
Unit 1217-1218, 12F of Tower B, Gemdale Plaza,
No. 91 Jianguo Road Chaoyang District
Beijing, People's Republic of China 100022

Re: Trunkbow International Holdings Limited
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 001-35058

Dear Ms. Ye:

We have reviewed your letter dated December 6, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 23, 2011.

Business

Corporate Structure, page 3

1. Your response to prior comment 1 indicates that the majority of your revenue is generated by Trunkbow Shandong. Please confirm that there are no PRC restrictions on Trunkbow Shandong's ability to directly engage in its revenue generating business without the use of a VIE structure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

2.   We have reviewed the proposed disclosure provided in your responses to prior comments 5 and 6 and it appears that you intend to provide these additional disclosures as risk factors. We believe that these disclosures also provide useful information about your liquidity. In future filings, please confirm that you will also provide these disclosures under liquidity and capital resources.

Directors, Executive Officers and Corporate Governance

Directors and Executive Officers, page 45

3.   We note that prior to her employment in January 2010 your CFO was a senior audit manager at Bernstein & Pinchuk LLP, your independent public accounting firm, through December 2009. Please tell us whether your CFO was a part of the audit engagement team of the Company when she was employed by Bernstein & Pinchuk LLP. If she was on the audit engagement team please tell us how you considered Rule 2-01(c)(2) of Regulation S-X.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

                                                Sincerely,

                                                /s/ Stephen Krikorian

                                                Stephen Krikorian
                                                Accounting Branch Chief